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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

New Horizons Worldwide, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
645526104
(CUSIP Number)
Donald W. Hughes
Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	645526104	Page	2	of	19

1	NAMES OF REPORTING PERSONS:
	Camden Partners Strategic Manager, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	645526104	Page	3	of	19

1	NAMES OF REPORTING PERSONS:
	Camden Partners Strategic III, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	645526104	Page	4	of	19

1	NAMES OF REPORTING PERSONS:
	Camden Partners Strategic Fund III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,134,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,134,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,134,224

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	645526104	Page	5	of	19

1	NAMES OF REPORTING PERSONS:
	Camden Partners Strategic Fund III-A, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		171,875

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		171,875

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	171,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	645526104	Page	6	of	19

1	NAMES OF REPORTING PERSONS:
	Richard M. Berkeley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	7	of	19

1	NAMES OF REPORTING PERSONS:
	Donald W. Hughes

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	8	of	19

1	NAMES OF REPORTING PERSONS:
	Richard M. Johnston

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	645526104	Page	9	of	19

1	NAMES OF REPORTING PERSONS:
	David L. Warnock

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,306,099

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		4,306,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,306,099

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 10 of 19 Pages
ITEM 1. SECURITY AND ISSUER
     This statement relates to the common stock, $0.01 par value per share (“Common Stock”) of New Horizons Worldwide, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1900 S. State College Blvd., Suite 200, Anaheim, CA 92806.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is being filed by Camden Partners Strategic III, LLC (“CPS III”), Camden Partners Strategic Manager, LLC (“CPSM”), Camden Partners Strategic Fund III, L.P. (“CPS Fund III”), Camden Partners Strategic Fund III-A, L.P. (“CPS Fund III-A” and together with CPS Fund III, the “Funds”), and Messrs. Richard M. Berkeley, Donald W. Hughes, Richard M. Johnston, and David L. Warnock. CPS III is the general partner of each of CPS Fund III and CPS Fund III-A. CPSM is the managing member of CPS III. Messrs. Berkeley, Hughes, Johnston and Warnock are the managing members of CPSM. CPS III, CPSM, CPS Fund III, CPS Fund III-A and Messrs. Berkeley, Hughes, Johnston and Warnock are sometimes referred to herein collectively as the “Reporting Persons.”
     CPS III may be deemed an indirect beneficial owner of the securities of the Issuer by virtue of it being the sole general partner of each of CPS Fund III and CPS Fund III-A, to the extent of its pecuniary interest in the securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. CPSM may be deemed an indirect beneficial owner of the securities of the Issuer by virtue of it being the managing member of CPS III, to the extent of its pecuniary interest in the securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed an indirect beneficial owner of the securities of the Issuer by virtue of their being the managing members of CPSM, to the extent of its pecuniary interest in the securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. The securities of the Issuer beneficially owned by each of CPS Fund III and CPS Fund III-A are set forth in Item 5 of this Schedule 13D, which is incorporated by reference herein.
(b) The address of the principal business office of the Reporting Persons is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(c) The principal businesses of CPS Fund III and CPS Fund III-A are to invest in businesses located primarily in the United States. The principal business of CPS III is to act as general partner of each of CPS Fund III and CPS Fund III-A. The principal business of CPSM is to act as the managing member of CPS III. The principal business of each of Messrs. Berkeley, Hughes, Johnston and Warnock is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, CPS III, CPSM, CPS Fund III and CPS Fund III-A. Messrs. Berkley, Hughes, Johnston and Warnock are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CPS III and affiliates of CPS III, CPSM, CPS Fund III and CPS Fund III-A and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. The address of the principal business office of Camden Holdings is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

Page 11 of 19 Pages
(d)-(e) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of CPS III and CPSM is a Delaware limited liability company. Each of CPS Fund III and CPS Fund III-A is a Delaware limited partnership. Each of Messrs. Berkeley, Hughes, Johnston and Warnock is a United States citizen.

Page 12 of 19 Pages
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On July 19, 2006, in accordance with the terms of the Preferred Stock Exchange Agreement dated as of July 19, 2006 (incorporated herein by reference as Exhibit B, the “Exchange Agreement”), CPS Fund III exchanged 1,573,025 shares of the Issuer’s Series A Convertible Preferred Stock, no par value per share (the “Series A Preferred”) it held for 157,303 shares of the Issuer’s Series B Convertible Preferred Stock, no par value per share (the “Series B Preferred”). On July 19, 2006, in accordance with the terms of the Exchange Agreement, the Issuer also issued 10,420 shares of the Series B Preferred to CPS Fund III in full satisfaction of, and consideration for the accrued but unpaid dividends and accrued interest on the unpaid dividends on the Series A Preferred held by CPS Fund III. The Exchange Agreement also provided for the release by CPS Fund III of any claims relating to the Series A Purchase Agreement.
     On July 19, 2006, in accordance with the terms of the Exchange Agreement, CPS Fund III-A exchanged 65,373 shares of the Series A Preferred it held for 6,537 shares of the Series B Preferred. On July 19, 2006, in accordance with the terms of the Exchange Agreement, the Issuer also issued 433 shares of the Series B Preferred to CPS Fund III-A in full satisfaction of, and consideration for the accrued but unpaid dividends and accrued interest on the unpaid dividends on the Series A Preferred held by CPS Fund III-A. The Exchange Agreement also provided for the release by CPS Fund III-A of any claims relating to the Series A Purchase Agreement.
     The shares of the Series A Preferred exchanged by CPS Fund III and CPS Fund III-A were acquired from the Issuer, as previously reported on Schedule 13G filed by the Reporting Persons on February 16, 2005 (incorporated herein by reference as Exhibit C hereto) and Schedule 13G/A filed by the Reporting Persons on March 10, 2006 (incorporated herein by reference as Exhibit D hereto).
     On July 19, 2006, as a condition to and in consideration of CPS Fund III entering into the Credit Agreement with the Issuer dated as of July 19, 2006 (incorporated herein by reference as Exhibit E hereto, the “Credit Agreement”), the Issuer issued to CPS Fund III Series A Warrants of the Issuer (“Series A Warrants”) to purchase up to 480,000 shares of Common Stock and Series B Warrants of the Issuer (“Series B Warrants”) to purchase up to 160,000 shares of Common Stock.
     On July 19, 2006, as a condition to and in consideration of CPS Fund III-A entering into the Credit Agreement, the Issuer issued to CPS Fund III-A Series A Warrants to purchase up to 20,000 shares of Common Stock and Series B Warrants to purchase up to 6,667 shares of Common Stock.
     The shares of Series B Preferred, Series A Warrants, and Series B Warrants held by CPS Fund III and CPS Fund III-A are hereinafter referred to collectively, as the “Securities.”

Page 13 of 19 Pages
ITEM 4. PURPOSE OF TRANSACTION
     CPS Fund III and CPS Fund III-A acquired the Securities currently held by each of them for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, CPS III, as the sole general partner of each of CPS Fund III and CPS Fund III-A, CPSM and each of Messrs. Berkeley, Hughes, Johnston and Warnock, may determine to dispose of or acquire additional securities of the Issuer or dispose of the Securities. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so in the future), which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s Certificate of Incorporation (as amended, “Charter”), bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”);

(j)	Any action similar to any of those enumerated above.

Page 14 of 19 Pages
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) CPS Fund III is the record owner of 167,723 shares of Series B Preferred, which are convertible, at the option of CPS Fund III at any time, into 3,494,224 shares of Common Stock as of the date hereof. Shares of Series B Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events outlined in the Charter. CPS Fund III is the record owner of Series A Warrants to purchase up to 480,000 shares of Common Stock, which are immediately exercisable at the option of CPS Fund III for an exercise price of $1.50 per share until July 19, 2011. CPS Fund III is the record owner of Series B Warrants to purchase up to 160,000 shares of Common Stock, which are exercisable at the option of CPS Fund III-A between August 15, 2007 until July 19, 2011 for an exercise price of $1.50 per share. The exercise prices of Series A Warrants and Series B Warrants are subject to adjustment and Series B Warrants are subject to cancellation as further described in the forms of such warrants, incorporated by reference herein as Exhibits F and G.
     CPS Fund III-A is the record owner of 6,970 shares of Series B Preferred, which are convertible, at the option of CPS Fund III-A at any time, into 145,208 shares of Common Stock as of the date hereof. Shares of Series B Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events, which are outlined in the Charter. CPS Fund III-A is the record owner of Series A Warrants to purchase up to 20,000 shares of Common Stock, which are immediately exercisable at the option of CPS Fund III-A for an exercise price of $1.50 per share until July 19, 2011. CPS Fund III-A is the record owner of Series B Warrants to purchase up to 6,667 shares of Common Stock, which are exercisable at the option of CPS Fund III-A between August 15, 2007 and July 19, 2011 for an exercise price of $1.50 per share. The exercise prices of Series A Warrants and Series B Warrants are subject to adjustment and Series B Warrants are subject to cancellation as further described in the forms of such warrants, incorporated by reference herein as Exhibits F and G.
     Pursuant to the limited partnership agreements of CPS Fund III and CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, CPS Fund III and CPS Fund III-A may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. CPS III, CSPM, and Messrs. Berkeley, Hughes, Johnston and Warnock each disclaims membership in the aforementioned group.
     Because of their relationship as affiliated entities, both CPS Fund III and CPS Fund III-A may be deemed to own beneficially the Securities held by the other. As the general partner of CPS Fund III and CPS Fund III-A, CPS III may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing member of CPS III, CPSM, may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing members of CPSM, each of Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. In addition, each of Mr. Warnock and Mr. Hughes is a director of the Issuer.

Page 15 of 19 Pages
     CPS Fund III disclaims beneficial ownership of the shares of the Securities not held directly by it. CPS Fund III-A disclaims beneficial ownership of the shares of the Securities not held directly by it. CPS III, CPSM and Messrs. Berkeley, Hughes, Johnston, and Warnock each disclaim beneficial ownership of the Securities, except to the extent of their pecuniary interest therein.
     Each of the Reporting Persons may be deemed to own beneficially 28.5% of the Issuer’s Common Stock, which percentage is calculated based upon 10,801,378 shares of Common Stock disclosed as issued and outstanding by the Issuer in the Exchange Agreement.
     As of July 19, 2006, each of the Reporting Persons had power to vote or dispose of the shares of Common Stock of the Issuer as follows:

	Shares					Shared
	Beneficially		Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Stockholder	Owned	Percentage	Power	Power	Power	Power
CPS III	4,306,099	28.5%	0	4,306,099	0	4,306,099
CPSM	4,306,099	28.5%	0	4,306,099	0	4,306,099
CPS Fund III	4,134,224 (1)	27.4%	4,134,224	0	4,134,224	0
CPS Fund III-A	171,875 (2)	1.1%	171,875	0	171,875	0
Richard M. Berkeley	4,306,099	28.5%	0	4,306,099	0	4,306,099
Donald W. Hughes	4,306,099	28.5%	0	4,306,099	0	4,306,099
Richard M. Johnston	4,306,099	28.5%	0	4,306,099	0	4,306,099
David L. Warnock	4,306,099	28.5%	0	4,306,099	0	4,306,099

(1) Excludes 6,970 shares of Series B Preferred, Series A Warrants to purchase up to 20,000 shares of Common Stock, and Series B Warrants to purchase up to 6,667 shares of Common Stock owned by CPS Fund III-A, an affiliate of CPS Fund III, but as to which CPS Fund III disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
(2) Excludes 167,723 shares of Series B Preferred, Series A Warrants to purchase up to 480,000 shares of Common Stock, and Series B Warrants to purchase up to 160,000 shares of Common Stock owned by CPS Fund III, an affiliate of CPS Fund III-A, but as to which CPS Fund III-A disclaims beneficial ownership, except to the extent of its pecuniary interest therein.
     (c) None of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to the limited partnership agreements of CPS Fund III and CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

Page 16 of 19 Pages
     Pursuant to the terms of the Exchange Agreement, CPS Fund III exchanged 1,573,025 shares of Series A Preferred for 157,303 shares of Series B Preferred; and CPS Fund III-A exchanged 65,373 shares of Series A Preferred for 6,537 shares of Series B Preferred.
     Pursuant to the terms of the Amended and Restated Stockholders’ Agreement, dated July 19, 2006 (incorporated by reference herein as Exhibit H hereto, the “Amended Stockholders’ Agreement”), by and among the Issuer, CPS Fund III, CPS Fund III-A (CPS Fund III and CPS Fund III-A together, “Camden”), Alkhaleej Training and Education Corporation, and the holders of warrants of the Issuer (the “Warrant Holders”), the holders of Series B Preferred shares (the “Series B Stockholders”) are entitled to elect three directors to the Board of Directors of the Issuer (the “Series B Preferred Directors”). The Amended Stockholders’ Agreement provides that the Series B Preferred Directors are initially Donald W. Hughes, David L. Warnock, and Alwaleed Aldryann. Pursuant to the Amended Stockholders’ Agreement, the remaining Directors are to be elected by holders of Common Stock and the Series B Stockholders voting as a single class, on an as-converted basis. The terms of the Amended Stockholders’ Agreement require Camden to vote all of its shares in favor of the Directors proposed by the Board of Directors’ Governance Committee. The Amended Stockholders’ Agreement further provides that Camden will have board observation rights so long as it holds at least 25% of the Series B Shares.
     Pursuant to the terms of the Amended and Restated Registration Rights Agreement, dated July 19, 2006 (incorporated herein by reference as Exhibit I hereto, the “Amended Registration Rights Agreement”), by and among the Issuer, CPS Fund III, CPS Fund III-A, Alkhaleej Training and Education Corporation, and the Warrant Holders, the Issuer agreed, under certain circumstances, to register the shares of Common Stock issuable upon conversion of the Series B Preferred and exercise of the Series A and Series B Warrants under the Securities Act of 1933. The Amended Registration Rights Agreement provides the right to require registration by the Issuer at any time after the Issuer is eligible to file a registration statement on Form S-3 and the right to participate in other registrations initiated by the Issuer or other stockholders. Pursuant to the Amended Registration Rights Agreement, the Issuer agreed not to grant to any person common stock registration rights senior to those granted under the Amended Registration Rights Agreement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit A – Agreement regarding filing of joint Schedule 13D (attached).
     Exhibit B – Preferred Stock Exchange Agreement, dated as of July 19, 2006, by and among the Issuer, CPS Fund III, and CPS Fund III-A (previously filed as Exhibit 10.4 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).
     Exhibit C – Schedule 13G (previously filed by the Reporting Persons with respect to the Issuer on February 16, 2005, incorporated herein by reference).
     Exhibit D – Schedule 13G/A (previously filed by the Reporting Persons with respect to the Issuer on March 10, 2006, incorporated herein by reference).
     Exhibit E – Credit Agreement, dated as of July 19, 2006, by and among the Issuer, Camden Partners Strategic III, LLC, and the lenders (previously filed as Exhibit 10.1 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).

Page 17 of 19 Pages
     Exhibit F – Form of Series A Warrant (previously filed as Exhibit 10.2 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).
     Exhibit G – Form of Series B Warrant (previously filed as Exhibit 10.3 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).
     Exhibit H – Amended and Restated Stockholders’ Agreement, dated as of July 19, 2006, by and among the Issuer, CPS Fund III, CPS Fund III-A, Alkhaleej Training and Education Corporation, and the Warrant Holders (previously filed as Exhibit 10.5 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).
     Exhibit I – Amended and Restated Registration Rights Agreement, dated as of July 19, 2006, by and among the Issuer, CPS Fund III, CPS Fund III-A, Alkhaleej Training and Education Corporation, and the Warrant Holders (previously filed as Exhibit 10.6 to Form 8-K filed by the Issuer on July 25, 2006, incorporated herein by reference).
     Exhibit J – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A file by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
     Exhibit K – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G file by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit L – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G file by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

Page 18 of 19 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2007

CAMDEN PARTNERS STRATEGIC FUND III, L.P.
By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By: Name:	/s/ Donald W. Hughes Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND III-A, L.P.
By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Page 19 of 19 Pages

CAMDEN PARTNERS STRATEGIC III, LLC
By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By: Name:	/s/ Donald W. Hughes Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC MANAGER, LLC,
By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

/s/ Donald W. Hughes Donald W. Hughes, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact Richard M. Johnston, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact David L. Warnock, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact Richard M. Berkeley, an Individual